UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4-exit filing)*

MMA CAPITAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
55315D105
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55315D105
(1) Name of Reporting Person:
Halis Family Foundation
(2) Check the Appropriate Box if a Member of a Group:	(a) [ ]
(b) [ ]
(3) SEC Use Only
(4) Citizenship or Place of Organization:
State of New York
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	115,606*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	115,606*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
115,606*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):
2.0%*
(12) Type of Reporting Person (See Instructions):
OO

*Based on 5,763,623 shares of common stock, no par value per share (the “Shares”), of MMA Capital Holdings, Inc. (the “Company”), outstanding as of November 1, 2019, as disclosed in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2019. As of December 31, 2019, 115,606 Shares are owned by Halis Family Foundation, a New York trust (“Halis”) and 72,552 Shares are owned by Tyndall Partners, LP a Delaware limited partnership (“Tyndall”). Jeffrey Halis is the trustee of Halis, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Halis.

CUSIP No. 55315D105
(1) Name of Reporting Person:
Jeffrey Halis
(2) Check the Appropriate Box if a Member of a Group:	(a) [ ]
(b) [ ]
(3) SEC Use Only
(4) Citizenship or Place of Organization:
State of New York
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	188,158*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	188,158*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
188,158*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):
3.3%*
(12) Type of Reporting Person (See Instructions):
IN

* Based on 5,763,623 shares of common stock, no par value per share (the “Shares”), of MMA Capital Holdings, Inc. (the “Company”), outstanding as of November 1, 2019, as disclosed in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2019. As of December 31, 2019, 115,606 Shares are owned by Halis Family Foundation, a New York trust (“Halis”) and 72,552 Shares are owned by Tyndall Partners, LP a Delaware limited partnership (“Tyndall”). Jeffrey Halis is the trustee of Halis, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Halis. Mr. Halis, through two related entities has the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Halis may be deemed to beneficially own the 188,158 Shares of the Company held in the aggregate by Halis and Tyndall, or 3.3% of the Shares of the Company deemed to be issued and outstanding as of December 31, 2019.

Item 1(a). Name Of Issuer:
MMA Capital Holdings, Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
3600 O’Donnell Street, Suite 600, Baltimore, Maryland 21224
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by Halis Family Foundation (“Halis”) and Tyndall Partners, LP a Delaware limited partnership (“Tyndall”).

As of December 31, 2019, 115,606 shares of common stock, no par value per share (the “Shares”), of the Company are owned by Halis and 72,552 Shares are owned by Tyndall. Jeffrey Halis is the trustee of Halis, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Halis. Mr. Halis, through two related entities has the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall.

As of December 31, 2019 Halis held 115,606 Shares constituting approximately 2.0% of the Shares issued and outstanding as of such date and Tyndall held 72,552 Shares constituting approximately 1.3% of the Shares outstanding as of such date.

Item 2(b). Address of Principal Business Office or, if None, Residence:
150 East 58th Street, 14th Floor, New York, New York 10155
Item 2(c). Citizenship:
Halis is a New York Trust and Tyndall is a Delaware limited partnership.
Item 2(d). Title of Class of Securities:
Common Stock, no par value per share
Item 2(e). CUSIP No.:
55315D105
Item 3. If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to Halis is as follows:
(a) Amount Beneficially Owned:	115,606*
(b) Percent of Class:	2.0%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	115,606*
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	115,606*
(iv) Shared power to dispose or to direct the disposition of:	0

As reported in the cover pages to this report, the ownership information with respect to Mr. Halis is as follows:
(a) Amount Beneficially Owned:	188,158*
(b) Percent of Class:	3.3%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	188,158*
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	188,158*
(iv) Shared power to dispose or to direct the disposition of:	0

  ___________________________

*Based on 5,763,623 Shares of the Company outstanding as of November 1, 2019, as disclosed in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2019. As of December 31, 2019, 115,606 Shares are owned by Halis and 72,552 Shares are owned by Tyndall. Mr. Halis is the trustee of Halis, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Halis. Mr. Halis, through two related entities has the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Halis may be deemed to beneficially own the 188,158 Shares of the Company held in the aggregate by Halis and Tyndall, or 3.3% of the Shares of the Company deemed to be issued and outstanding as of December 31, 2019.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

HALIS FAMILY FOUNDATION

By:	JEFFREY S. HALIS,
its trustee

By:	/s/ Jeffrey S. Halis
Jeffrey S. Halis
Trustee

/s/ Jeffrey S. Halis
Jeffrey S. Halis

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

A.   Joint Filing Agreement, dated as of February 14, 2017, by and between Halis Family Foundation and Jeffrey Halis (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission on February 14, 2017).